

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 16, 2018

<u>Via E-mail</u>
Michael L. Sapir
Chief Executive Officer
ProShares Trust II
7501 Wisconsin Avenue
Suite 1000E
Bethesda, Maryland 20814

Re: ProShares Trust II
Amendment No. 1 to Registration Statement on Form S-1
Filed March 14, 2018
File No. 333-223012

Dear Mr. Sapir:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Cover Page</u>

1.   We note that three of your series names include the term "ETF." Please revise your disclosure on the prospectus cover page, that the Funds are not registered and subject to regulation under the 1940 Act, to cross-reference the risk factor discussion of this issue on page 32. Please also revise the relevant risk factor on page 32 to describe in greater detail the protections afforded by the 1940 Act, which are not available to investors here.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities